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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST HORIZON PHARMACEUTICAL CORPORATION
(Name of Subject Company (Issuer))

FIRST HORIZON PHARMACEUTICAL CORPORATION
(Name of Filing Person (Issuer))

1.75% Contingent Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)

32051KAA4 and 32051KAB2
(CUSIP Number of Class of Securities)

Leslie Zacks, Esq.
General Counsel
6195 Shiloh Road
Alpharetta, Georgia 30005
(770) 442-9707
(Name, address and telephone number of person
authorized to receive notices and
communications on behalf of filing person)	with copy to: W. Tinley Anderson, Esq. Paul, Hastings, Janofsky & Walker LLP 600 Peachtree St., Suite 2400 Atlanta, GA 30308 (404) 815-2215

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$146,250,000	$15,648.75
*
This tender offer statement relates to the exchange by First Horizon Pharmaceutical Corporation of its New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 for any and all of its currently outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, this amount is based on the average of the bid and ask prices for the issuer's 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 in secondary market transactions on February 21, 2006, as reported to the issuer, reduced by an exchange fee of $2.50 for each $1,000 principal amount of 1.75% Contingent Convertible Senior Subordinated Notes Due 2024.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,648.75	Filing Party:	First Horizon Pharmaceutical Corporation
Form or Registration No.:	S-4 (333- 132077)	Date Filed:	February 28, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a proposed offer (the "Exchange Offer") by First Horizon Pharmaceutical Corporation, a Delaware corporation (the "Company"), to exchange its New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "New Notes") for any and all of its outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "Old Notes") validly tendered and accepted, upon the terms and subject to the conditions set forth in the prospectus (as amended and supplemented from time to time, the "Prospectus"), which is part of the Company's Registration Statement on Form S-4 (File No. 333-132077), dated the date hereof (the "Registration Statement") and is incorporated herein by reference. The Exchange Offer has not yet commenced.

        This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

        The information set forth in the Prospectus under the heading "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   Name and Address. First Horizon Pharmaceutical Corporation is the issuer and subject company. The Company maintains its registered and principal executive offices at 6195 Shiloh Road, Alpharetta, Georgia 30005 and the telephone number there is (770) 442-9707.

        (b)   Securities. The 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 were issued under an Indenture, dated as of March 8, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee ("Trustee"). As of February 27, 2006, there was $150,000,000 aggregate principal amount of Old Notes outstanding. The Old Notes mature on March 8, 2024.

        (c)   Trading Market and Price. The Old Notes are traded in the over-the-counter market. Set forth below are the high and low sales prices for the Old Notes based on each $1,000 original principal amount for each quarterly period for the fiscal quarters ended on March 31, 2004, June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005. The information in the Registration Statement under the heading "Price Range of Our Common Stock" is incorporated herein by reference.

	High	Low
Year Ending On December 31, 2005
4th Quarter	102.50	86.00
3rd Quarter	111.31	98.75
2nd Quarter	99.54	93.38
1st Quarter	114.94	93.18
Year Ending On December 31, 2004
4th Quarter	131.11	106.90
3rd Quarter	110.99	93.88
2nd Quarter	105.38	94.31
1st Quarter	100.26	94.75

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. First Horizon Pharmaceutical Corporation is the issuer and subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The following table sets forth the names of each of the members of the Company's board of directors and each of the Company's executive officers. The business address of each person set forth below is c/o First Horizon Pharmaceutical Corporation, 6195 Shiloh Road, Alpharetta, Georgia 30005 and the telephone number there is (770) 442-9707.

Name	Position
Patrick P. Fourteau	Chief Executive Officer, President and Director
Darrell Borne	Chief Financial Officer, Secretary and Treasurer
Leslie Zacks	Vice President of Legal and Human Resources
Sam F. Gibbons	Vice President of Sales
Michael Mavrogordato	Vice President of Global Business Development
John N. Kapoor, Ph.D.	Chairman of the Board
Jerry N. Ellis	Director
Pierre Lapalme	Director
William J. Robinson	Director
Jon S. Saxe	Director
Patrick J. Zenner	Director

Item 4. Terms of the Transaction.

        (a)   Material Terms. The information in the Prospectus under the headings "Summary," "The Exchange Offer," "Description of New Notes", "Description of Capital Stock" and "United States Federal Income Tax Consequences" is incorporated herein by reference.

        (b)   Purchases. No Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   Agreements Involving Subject Company's Securities.

          (1)   The Old Notes were issued under an Indenture, dated as of March 8, 2004, between the Company and Deutsche Bank Trust Company Americas, which is incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2004.

          (2)   First Horizon Pharmaceutical Corporation, Deutsche Bank Securities Inc. and UBS Securities LLC are parties to a Registration Rights Agreement with respect to the Old Notes, dated as of March 8, 2004, which was filed as Exhibit 4.2 to registrant's Form 8-K filed on March 9, 2004, and is incorporated herein by this reference.

          (3)   First Horizon Pharmaceutical Corporation and LaSalle Bank National Association, as Rights Agent, are parties to a Shareholder Protection Rights Agreement, dated as of July 12, 2002, which was filed as Exhibit 4 to registrant's Form 8-K filed on July 16, 2002, and is incorporated herein by this reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes. The information in the Prospectus under the headings "Summary" and "The Exchange Offer" is incorporated herein by reference.

        (b)   Use of Securities Acquired. Any Old Notes submitted for exchange will be canceled and retired.

        (c)   Plans. Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   Source of Funds. The consideration to be used in the Exchange Offer consists of New Notes and an exchange fee. If all of the Old Notes are tendered and accepted for exchange, an aggregate principal amount of up to $150,000,000 of New Notes will be issued. The Company expects to pay fees (including the exchange fee) and expenses in connection with the Exchange Offer from cash on hand.

        (b)   Conditions. The information in the Prospectus under the heading "Exchange Offer—Conditions to the Exchange Offer" is incorporated herein by reference.

        (c)   Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

        (b)   Securities Transactions. To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company or its executive officers, directors, subsidiaries or other affiliates has engaged in any transactions in the Old Notes.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations. The information set forth in the Prospectus under the captions "The Exchange Offer—Exchange Agent," "The Exchange Offer—Information Agent," "The Exchange Offer—Dealer Manager," and "The Exchange Offer—Other Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

        (a)   Financial Information. The following financial statements and information are incorporated by reference:

          (1)   The audited consolidated financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

          (2)   The information set forth in the Prospectus under the caption "Ratio of Earnings to Fixed Charges."

          (3)   The book value per share of common stock as of December 31, 2005 is $9.75.

        (b)   Pro Forma. On a pro forma basis, the Exchange Offer will have no material effect on the Company's historical financial information.

Item 11. Additional Information.

        (a)   Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

        (b)   Other Material Information. Not applicable.

Item 12. Exhibits.

        See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Horizon Pharmaceutical Corporation
By:	/s/ DARRELL BORNE
Name:	Darrell Borne
Title:	Chief Financial Officer, Secretary and Treasurer
Dated:	February 27, 2006

EXHIBIT INDEX

(a)(1)	Prospectus (subject to completion), dated February 28, 2006 (incorporated by reference to the Registration Statement).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus (subject to completion), dated February 28, 2006 (incorporated by reference to the Registration Statement).
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(i)
Indenture, dated as of March 8, 2004, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as Trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2004.
(d)(ii)
Registration Rights Agreement, dated as of March 8, 2004, by and among First Horizon Pharmaceutical Corporation, Deutsche Bank Securities Inc. and UBS Securities LLC, which was filed as Exhibit 4.2 to registrant's Form 8-K filed on March 9, 2004, and is incorporated herein by this reference.
(d)(iii)
Shareholder Protection Rights Agreement, dated as of July 12, 2002, by and between First Horizon Pharmaceutical Corporation and LaSalle Bank National Association, as Rights Agent, which was filed as Exhibit 4 to registrant's Form 8-K filed on July 16, 2002, and is incorporated herein by this reference.
(g)	Not applicable.
(h)	Opinion of Paul, Hastings, Janofsky & Walker LLP as to certain U.S. federal income tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement).

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TABLE OF CONTENTS
INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX